UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Arctic Cat Inc.

(Name of Subject Company)

Arctic Cat Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

039670104

(CUSIP Number of Class of Securities)

Christopher J. Eperjesy

Chief Financial Officer

Arctic Cat Inc.

500 North 3rd Street

Minneapolis, Minnesota 55401

(612) 350-1800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John R. Houston, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, Minnesota 55402

(612) 492-7000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2017 (the “Initial Schedule 14D-9,” and together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Arctic Cat Inc., a Minnesota corporation (“Arctic Cat”), relating to the tender offer by Aces Acquisition Corp., a Minnesota corporation (“Purchaser”) and a direct wholly owned subsidiary of Textron Specialized Vehicles Inc., a Delaware corporation (“Textron Specialized Vehicles”), which is a direct wholly owned subsidiary of Textron Inc., a Delaware corporation (“Textron”) to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”) of Arctic Cat at a price of $18.50 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated February 2, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement filed on Schedule TO (the “Schedule TO”) and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Schedule 14D-9.

Item 8.   Additional Information

The information set forth under (c) “Other Material Information” under the heading “Legal Proceedings” is hereby amended and supplemented by replacing the second paragraph in its entirety with the following:

On February 10, 2017, a complaint against Arctic Cat and certain other parties was filed in the United States District Court for the District of Minnesota.  The complaint, captioned Pajnigar v. Arctic Cat Inc., et al. Case No. 17-CV-00443, names as defendants Arctic Cat as well as members of Arctic Cat’s Board of Directors.  This action purports to be a class action brought by a shareholder alleging, among other things, that Arctic Cat and the Arctic Cat Board of Directors made untrue statements of material facts in its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in violation of Section 14(e) of the Exchange Act and knowingly or with deliberate recklessness omitted material information from its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in violation of Section 14(d)(4) and Rule 14d-9 of the Exchange Act.  The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

On February 13, 2017, plaintiff Pajnigar filed a motion for (a) a temporary restraining order seeking to temporarily enjoin the completion of the transactions, (b) limited expedited discovery and (c) a prompt post-expedited discovery hearing on a forthcoming motion for a preliminary injunction, which has yet to be decided by the Court.

The outcome of these litigation matters cannot be predicted with certainty; however, Arctic Cat believes that the lawsuits are without merit and Arctic Cat intends to vigorously defend against them. A preliminary injunction could delay or jeopardize the completion of the transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the transactions.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit	Description

(a)(5)(G)	Class Action Complaint filed on February 10, 2017 in the United States District Court for the District of Minnesota (Zaheer Pajnigar v. Arctic Cat Inc., et al. Case No. 17-CV-00443).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2017

ARCTIC CAT INC.

By:	/s/ Christopher T. Metz
Name:	Christopher T. Metz
Title:	President and Chief Executive Officer

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